UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

COMPASS DIVERSIFIED HOLDINGS
(Name of Issuer)

Shares(1)
(Title of Class of Securities)

20451Q104
(CUSIP Number)

Cora Lee Starzomski, CGI Magyar Holdings, LLC, 301 Riverside Avenue, Westport, Connecticut, 06680 (441) 400-7716
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(1) Each share (collectively, the “Shares”) represents one undivided interest in the property of Compass Diversified Holdings (the “Trust”) and corresponds to one trust interest of Compass Group Diversified Holdings LLC held by the Trust.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20451Q104

1	NAMES OF REPORTING PERSONS: CGI MAGYAR HOLDINGS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
0

	8	SHARED VOTING POWER:

7,241,510

	9	SOLE DISPOSITIVE POWER:

0

	10	SHARED DISPOSITIVE POWER:

7,241,510

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,241,510

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No. 20451Q104

1	NAMES OF REPORTING PERSONS: KATTEGAT PRIVATE TRUSTEES (BERMUDA) LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

	7	SOLE VOTING POWER:
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
0

	8	SHARED VOTING POWER:

7,241,510

	9	SOLE DISPOSITIVE POWER:

0

	10	SHARED DISPOSITIVE POWER:

7,241,510

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,241,510

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No. 20451Q104

1	NAMES OF REPORTING PERSONS: HAMILTON TRUST COMPANY LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

	7	SOLE VOTING POWER:
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
0

	8	SHARED VOTING POWER:

7,241,510

	9	SOLE DISPOSITIVE POWER:

0

	10	SHARED DISPOSITIVE POWER:

7,241,510

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,241,510

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No. 20451Q104

1	NAMES OF REPORTING PERSONS: PATH SPIRIT LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

England

	7	SOLE VOTING POWER:
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
0

	8	SHARED VOTING POWER:

7,241,510

	9	SOLE DISPOSITIVE POWER:

0

	10	SHARED DISPOSITIVE POWER:

7,241,510

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,241,510

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment”), which amends the Schedule 13D filed with the Securities and Exchange Commission on January 1, 2024, is being filed to report a decrease in the percentage beneficially owned by the reporting persons as a result of sales of Shares between March 8, 2024 and November 26, 2024.

Items 2, 4 and 5 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the original Schedule 13D.

The percent of class disclosed in this Amendment was calculated based on 75,652,286 Shares outstanding as of October 25, 2024, as reported on the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2024.

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule 13D relates to and is filed on behalf of the following Reporting Persons:

•	CGI Magyar Holdings LLC (“CGI Magyar”), a Delaware limited liability corporation with its principal offices at 301 Riverside Avenue, Westport, CT.

•	The Stevns Trust, a Bermudian charitable trust, engaged in the principal business of distributing income for charitable purposes, with its principal offices at Wessex House, 5th Floor, 45 Reid St., Hamilton HM12

•	Kattegat Private Trustees (Bermuda) Limited (“KPTBL”), as Co-Trustee of The Stevns Trust, with its principal offices at Wessex House, 5th Floor, 45 Reid St., Hamilton HM12.

•	Hamilton Trust Company Limited (“HTCL”) as Co-Trustee of The Stevns Trust, with its principal offices at Wessex House, 5th Floor, 45 Reid St., Hamilton HM12.

•	Path Spirit Limited (“Path”), an English company limited by guarantee with its principal offices at 10 Norwich Street, London EC4A 1BD, United Kingdom.

CGI Magyar is owned by The Stevns Trust and Anholt Services (USA), Inc, and managed by Cora Lee Starzomski, a director, and Joseph Milana, a director.

The Stevns Trust is managed by its Co-Trustees, KPTBL and HTCL.

The Stevns Trust is a Bermudian charitable trust, engaged in the principal business of distributing income for charitable purposes, with its principal offices at 45 Reid Street, Hamilton HM 12, Bermuda. The Co-Trustees of the Trust are Kattegat Private Trustees (Bermuda) Limited (“KPTBL”) and Hamilton Trust Company Limited (“HTCL”), Bermudian trust companies each with its principal offices at Wessex House 5th Fl., 45 Reid Street, Hamilton HM12, Bermuda. Path is the trust protector for The Stevns Trust. KPTBL is wholly owned by The Lund Purpose Trust, a Bermudian purpose trust with its principal offices at Thistle House, 4 Burnaby Street, Hamilton HM 11, Bermuda, formed for the sole purpose of holding the shares of KPTBL. HTCL is owned 60% by Moore Stephens Bermuda L.P., a Bermuda exempted and limited partnership, and 40% by Lisvane Holdings Ltd., a local Bermuda company.

The members/directors of Path are Axel Karlshoej, Svend Erik Kjærgaard and Poul Karlshoej.

In the past five years, none of CGI Magyar, The Stevns Trust, KPTBL, HTCL or Path, nor any of the respective directors and executive officers thereof named above, has been convicted in a criminal proceeding or been a party to any action as a result of which it, he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Cora Lee Starzomski's business address is Swan Building, 26 Victoria Street, Hamilton, HM12, Bermuda. Ms. Starzomski is Chief Operating Officer of Kattegat Limited, whose address is Swan Building, 26 Victoria Street, Hamilton, HM12. Ms. Starzomski is a citizen of Canada.

Joseph Milana’s business address is 301 Riverside Avenue, Westport, CT. Mr. Milana is the Chief Administrative Officer and Executive Vice President of Finance for Compass Diversified Holdings. Mr. Milana is a citizen of the USA.

Axel Karlshoej is a director of Nordic Industries, a California general construction firm whose address is 1437 Furneaux Road, Marysville, California, USA, 95961. Mr. Karlshoej is a citizen of the United States of America.

Svend Erik Kjærgaard’s business address is Nylandsvej 23, Vildbjerg 7480, Denmark. Mr. Kjærgaard is the Chairman and a director of Store Frederikslund A/S, a hunting and farming estate in Denmark. Mr. Kjærgaard is a citizen of Denmark.

Poul Karlshoej’s business address is 301 Riverside Avenue, Westport, Connecticut, 06680. Mr. Karlshoej is a Research Analyst at Anholt Services (USA), Inc., a wholly owned affiliate of the Kattegat Trust, which evaluates and advises Kattegat’s interests globally. Mr. Karlshoej is a citizen of the United States of America.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons sold an aggregate of 757,471 Common Shares at an average price of $23.09 between March 8, 2024 and November 26, 2024, for investment purposes.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)

The Reporting Persons beneficially own 7,241,510 Shares of the Issuer, representing approximately 9.6% of the Issuer’s outstanding Common Shares. The Shares are owned directly by CGI Magyar, which is owned by 99.6% by The Stevns Trust and 0.04% by Anholt Services (USA), Inc. CGI Magyar, The Stevns Trust and Path Spirit Limited, disclaim beneficial ownership of the Shares, except to the extent of their pecuniary interest therein.

(c)

The Reporting Persons disposed of the following Common Shares during the sixty-day period prior to the date hereof:

Date of Transaction	Number of Shares Disposed	Sale Price
11/11/2024	135,274	$23.05
11/14/2024	5,754	$23.14
11/21/2024	49,770	$23.11
11/22/2024	14,039	$23.17
11/22/2024	130,437	$23.24
11/25/2024	11,551	$23.74
11/26/2024	3,136	$23.73

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement, by and among the reporting persons

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 26, 2024	CGI MAGYAR HOLDINGS LLC

/s/ Cora Lee Starzomski, Director

Date: November 26, 2024	THE STEVNS TRUST

/s/ Linda Longworth, Director

Date: November 26, 2024	KATTEGAT PRIVATE TRUSTEES (BERMUDA) LIMITED

/s/ Linda Longworth, Director

Date: November 26, 2024	HAMILTON TRUST COMPANY LIMITD.

/s/ Linda Longworth, Director

Date: November 26, 2024	PATH SPIRIT LIMITED

/s/ Poul Karlshoej, Director

-7-